November 3, 2023

David Matthews

Division of Investment Management

Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

444 Flower St #900

Los Angeles, CA 90071

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendments No. 259, 260 and 261 to the Registration Statement on Form N-1A (the “Amendments”)

File Nos.: 333-195493 and 811-22961

Dear Mr. Matthews:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendments relating to the ARK 21Shares Active Bitcoin Futures ETF (“ARKA”), ARK 21Shares Active On-Chain Bitcoin Strategy ETF (“ARKC”) and ARK 21Shares Digital Asset and Blockchain Strategy ETF (“ARKD”) (each a “Fund” and collectively, the “Funds”), each a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

Global Comments

1.	Comment: Due to the nature of the Funds and their investments in Bitcoin Futures, please be prepared to delay the scheduled effectiveness of the registration statements until all issues are resolved.

Response: The Registrant undertakes to respond in a timely manner to resolve all SEC staff comments by October 25, 2023, the automatic effectiveness date.

2.	Comment: Please respond in writing in advance of the 485(b) filing. Where a comment asks for revised disclosure or revision, please provide that with the response.

Response: The Registrant will respond in writing to the Staff’s comments and will provide updated disclosure where necessary.

3.	Comment: Portions of the filings are incomplete. Please confirm these items will be addressed in the post-effective amendment filing.

Response: The Registrant confirms that all incomplete items will be addressed in the post-effective amendment filing.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

4.	Comment: Please note where a comment is given for one section, it also applies to similar disclosures elsewhere in the registration statement.

Response: The Registrant has made corresponding disclosure updates throughout the registration statement, as needed.

5.	Comment: Include a cover page for each prospectus, with the disclosures required in Form N-1A.

Response: The Registrant has included an updated cover page for each prospectus with the disclosures required by Form N-1A.

6.	Comment: Please provide completed fee table and example numbers with the response letter and confirm there will be no reimbursement or recoupment or if there will be, please disclose the terms of those arrangements.

Response: The Registrant will separately provide the Staff with each Fund’s “Fund Fees and Expenses” table and expense information.

7.	Comment: Please confirm in correspondence whether the Funds will seek to operate as a leveraged or inverse leveraged ETF.

Response: The Registrant hereby confirms that while the derivatives in which the Funds will invest generally will involve a degree of economic leverage, each Fund will not seek to obtain leveraged investment exposure.

8.	Comment: Regarding investments in bitcoin futures contracts, please discuss in correspondence the anticipated liquidity classification of these contracts under Rule 22e-4 of the Investment Company Act of 1940 (the “1940 Act”) and the rationale. Please also discuss the Fund’s plan for liquidity risk management during normal and reasonably stressed conditions.

Response: The Registrant’s liquidity risk management program will treat bitcoin-related securities in the same manner as other securities and treat bitcoin futures and pledged collateral in the same manner as other futures and related collateral. The Registrant anticipates that the liquidity program administrator will classify bitcoin-related securities and bitcoin futures and pledged collateral in liquidity bucket 1 or 2 (i.e. Highly Liquid: cash and any investment the Fund reasonably expects to be convertible to cash in current market conditions in 3 business days or less without the conversion to cash significantly changing the market value; or Moderately Liquid: any investment the Registrant reasonably expects to be convertible to cash in current market conditions in more than 3 calendar days but no more than 7 calendar days without the conversion to cash significantly changing the market value). These classifications are subject to change based on market conditions, instrument specific conditions, and the relative size of a Fund’s investment when compared to ordinary trading volumes. In addition, while bid/offer spreads and volatility tend to widen and increase in stressed conditions, there is typically more volume and liquidity during such periods as well.

9.	Comment: Please supplementally confirm if the Fund has lined up a futures commission merchant (“FCM”) and who it is.

Response: The Registrant is in the process of engaging its first FCM and may engage additional FCMs in the future. We will provide the identity of the first FCM to the Staff orally.

10.	Comment: Please clarify in each Fund’s statement of investment strategy what is meant by “actively managed.”

Response: The Sub-Advisers determine the investments for ARKA and ARKD. The investment decisions for ARKC are informed by the Model, but the investment team retains full discretion in determining the Fund’s investments. We respectfully acknowledge the comment, but do not believe that any disclosure changes are needed.

11.	Comment: In correspondence, discuss how the Funds would value bitcoin futures contracts if the CME halted trading in such contracts.

Response: In the event that trading in bitcoin futures contracts was halted due to price limits or otherwise, the Adviser may determine that market quotations for the contracts are not readily available. In circumstances where market prices are not readily available, a Fund, in compliance with Rule 2a-5, would fair value its Bitcoin Futures contracts in accordance with its pricing and valuation policy and procedures for fair value determinations. Pursuant to those policies and procedures, the Adviser will look to other pricing sources depending on the facts and circumstances surrounding market conditions at that time as the Adviser deems appropriate. Such pricing sources may include, for example, bitcoin spot prices.

12.	Comment: Please do not refer to crypto or similar assets as currency as they are not widely accepted as a medium of exchange.

Response: References to the term “currency” with respect to crypto have been removed.

13.	Comment: In the Principal Investment Strategies section, under the heading “What is Bitcoin,” please add to the disclosure a description of the application and use cases that bitcoin, blockchain and bitcoin futures have been designed to support.

Response: The following is added under the heading “What is Bitcoin”:

Public-key cryptography, or asymmetric cryptography, is an encryption scheme that uses two mathematically related, but not identical, keys - a public key and a private key. Unlike symmetric key algorithms that rely on one key to both encrypt and decrypt, each key performs a unique function. The public key is used to encrypt, and the private key is used to decrypt.

14.	Comment: In the Principal Investment Strategies section, in the second sentence of the first paragraph, please clarify if the phrase “or subject to the rules of” reflects the intention to trade on any exchange other than one that is registered with the CFTC and if so, please identify the exchange(s). State in disclosure or represent in correspondence that Funds will purchase bitcoin futures or trade bitcoin futures only on the CME currently.

Response: The Registrant does not intend to trade on any exchange except for ones that are registered with the CFTC. The Registrant represents that currently, it will only purchase or trade bitcoin futures on the CME or any other exchange where it is legally permissible to do so.

The Registrant also represents that prior to the Fund trading bitcoin futures contracts on a CFTC registered exchange other than CME, the Fund will revise its disclosure in a material amendment to identify the additional exchange and disclose material differences between contracts traded on CME and any other exchange and add additional disclosure of the relevant risk factors applicable to trading on the additional exchange.

15.	Comment: In the Principal Risks Section:

i.	Please include risks or challenges posed by the emergence of other blockchains that are similarly designed to serve as an alternative payment system. Explain the potential impact on demand for and value of bitcoin and other public blockchains.

ii.	Please add a description of common impediments and disadvantages of adopting the bitcoin blockchain as a payment network.

iii.	Please disclose the risks and challenges posed to bitcoin by substantial past and future dependence on “Layer 2” solutions or further development of blockchain for bitcoin. In your discussion of risks posed by other digital assets (or in a separate risk factor) please also disclose risks and challenges related to the adoption and use of other blockchains that support more advanced applications and use cases than the Bitcoin Blockchain.

Response: The Registrant has disclosed much of this information throughout the registration statement. The following disclosure has been added to each Fund under Additional Information About the Funds’ Risks – Bitcoin Scaling Risk:

Layer 2 networks are separate blockchains built on top of “Layer 1” blockchains like the bitcoin blockchain for the purpose of augmenting the throughput of the Layer 1 blockchain, and often, providing lower fees for transaction processing and faster settlement. Layer 2 blockchains introduce certain risks into the bitcoin ecosystem that should be considered. For instance, Layer 2 blockchains are a relatively new and still developing technology. Technological issues – including hacks, bugs, or failures – could introduce risk or harm confidence in the bitcoin ecosystem, which could negatively impact the price of bitcoin. In addition, users may choose to settle an increasing share of transactions on Layer 2 blockchains, which could negatively impact the transaction activity on, and the amount of fee revenue generated by, the Bitcoin Blockchain itself, which could negatively impact the price of bitcoin. Additionally, changes in consumer demographics and public tastes and preferences, including the possibility that market participants may come to prefer other digital assets to bitcoin for a variety of reasons, including that such other digital currencies may have features (like different consensus mechanisms) or uses (like the ability to facilitate smart contracts) that bitcoin lacks. If these or other developments negatively impact the price of bitcoin, this would negatively impact the value of the bitcoin futures contracts held by the Fund.

16.	Comment: Wholly-Owned and Controlled Subsidiary

i.	Please disclose that the Funds will comply with Sections 8, 15, 17 and 18 of the 1940 Act on an aggregate basis with the subsidiary.

Response: The Registrant confirms that each Fund will comply with Sections 8, 15, 17 and 18 of the 1940 Act on an aggregate basis with the subsidiary. The Registrant respectfully submits that no disclosure revisions are necessary in response to this comment.

ii.	In correspondence, please confirm that the subsidiary management fee and any performance fees and expenses will be included as fees and expenses of the Fund in the fee table.

Response: The Registrant hereby confirms that any subsidiary management fee (there will not be any performance fees) and expenses will be included as fees and expenses of the Fund in the fee table, as applicable.

iii.	Also in correspondence, confirm that the subsidiary and its management will designate an agent for service of process in the United States and confirm the subsidiary and its management will agree to inspection of subsidiary books and records and they will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

17.	Comment: In the summary and in the Item 9 disclosure of investment strategy, please explain each Fund’s specific strategy with respect to rolling bitcoin futures contracts, including the contract months in which the Funds plan to invest and generally when each Fund will roll the contracts. If a Fund is unable to provide this disclosure, please explain why.

Response: The following is added to the Principal Investment Strategies section:

The Fund may seek to invest in Bitcoin Futures contracts with the most attractive combination of cost, liquidity, and other relevant factors, in order to optimize roll yield. Additionally, the Fund may seek to invest in “front month” Bitcoin Futures contracts. “Front month” contracts are the monthly contracts with the nearest expiration date. Typically, the Fund will roll to the next “nearby” Bitcoin Futures contracts. The “nearby” contracts are those contracts with the next closest expiration date. Rather than roll the futures contracts on a predefined schedule, the Fund will roll to another futures contract at the time that the Fund believes will generate the greatest roll yield. However, there can be no guarantee that such a strategy will produce the desired results.

18.	Comment: Please also discuss in the Principal Risks section the exposure of bitcoin to instability in other parts of the blockchain crypto industry such that an event that is not related to bitcoin blockchain can nonetheless precipitate a significant decline in the price of bitcoin.

Response: The following is added as the eighth bullet under Bitcoin and the Bitcoin Network Risks:

The market price of bitcoin has been subject to extreme fluctuations. Additionally, the value of bitcoin has been and may continue to be substantially dependent on speculation such that trading and investing in crypto assets generally may not be based on fundamental analysis. If bitcoin markets continue to be subject to sharp fluctuations, the Fund’s shareholders may experience losses. In addition, the Fund’s performance may be adversely impacted by industry-wide developments beyond its control, including the fallout from the recent insolvency proceedings of digital asset market participants such as digital asset trading venues. Although the Fund has no exposure to any of these market participants, the price of bitcoin and therefore the Fund may be negatively impacted by unfavorable investor sentiment resulting from these recent developments in the broader digital asset industry.

19.	Comment: In the Principal Risks section, please discuss risks related to fragmentation and regulatory non-compliance and/or oversight of spot markets for crypto assets. Please also state that the digital asset trading venues may be operating out of compliance with applicable regulations.

Response: The following is added to the Additional Information About the Fund’s Risks as the first paragraph under Bitcoin and Bitcoin Network - Bitcoin Regulatory Risk:

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and the digital asset trading venues on which they trade may be unregulated and fragmented. It is also possible that a digital asset trading venue could be found to not be operating in compliance with applicable law. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin and other digital assets in a way that artificially increases the price of bitcoin). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. Legal or regulatory changes may negatively impact the operation of the bitcoin network or restrict the use of bitcoin. The Fund may also be negatively impacted by regulatory enforcement actions against the digital asset trading venues upon which bitcoin trades. Such actions could significantly reduce the number of venues upon which bitcoin trades and could negatively impact the Bitcoin Futures contracts held by the Fund that reference the price of bitcoin. In addition, digital asset trading venues, bitcoin miners, and other participants may have significant exposure to other digital assets. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the bitcoin network. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, Bitcoin Futures contracts, and shares of the Fund. Such occurrences could also impair the Fund’s ability to meet its investment objective pursuant to its investment strategy.

20.	Comment: In correspondence, please outline the Funds’ plan for compliance with Rule 18f-4 and include a brief overview of the key elements of the derivates risk management program and the anticipated use of a relative or absolute VaR test. If the relative VaR test is used, please identify the reference index.

Response: The Fund will comply with SEC and Staff guidance with respect to its investments in futures contracts and other relevant investments. The Registrant has adopted a derivatives risk management program designed to comply with Rule 18f-4. The Registrant’s derivative risk manager will assess whether a designated reference portfolio may provide an appropriate reference portfolio for each Fund, and each Fund therefore respectfully declines to name an index at this time.

21.	Comment: In the discussion of ETF Risk, please add a description of the risks of redemptions by large shareholders and the impacts on share price due to transactions by large shareholders.

Response: The following disclosure has been added as a new risk to the Principal Risk section and to the Item 9 disclosure, as follows:

Large Shareholder Risk. To the extent that a large portion of the Shares are held by a small number of shareholders (or a single shareholder), including proprietary accounts of the Adviser, Sub-Advisers or their respective affiliates, the Fund is subject to the risk that those shareholders may purchase or redeem a large amount of Shares. To satisfy such large shareholder redemptions, the Fund may have to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. These transactions could adversely affect the ability of the Fund to conduct its investment program.

Item 9:

Lare Shareholder Risk. Certain individuals, accounts, funds or institutions, including the Adviser, the Sub-Advisers and their respective affiliates, may from time to time own or control a substantial amount of the Shares. There is no requirement that these entities maintain their investment in the Fund. There is a risk that such large shareholders may redeem all or a substantial portion of their investments in the Fund at any time, which could have a significant negative impact on the Fund’s NAV, liquidity, and brokerage costs. Large shareholder redemptions may cause the Fund to have to sell securities at inopportune times or prices. These transactions may adversely affect the Fund’s performance and increase transaction costs. In addition, large redemption requests may exceed the cash balance of the Fund and result in credit line borrowing fees and/or overdraft charges to the Fund until the sales of portfolio securities necessary to cover the redemption request settle. To the extent a large shareholder in the Fund is an entity subject to domestic and/or international regulations governing banking or other financial institutions, changes in those regulations (e.g., capital requirements) or in the shareholder’s financial status may cause or require the shareholder to redeem its investment in the Fund when it otherwise would not choose to redeem that investment. It is also possible that a significant redemption could result in an increase in Fund expenses on account of being spread over a smaller asset base, and therefore make it more difficult for the Fund to implement its investment strategy. Large redemptions could also result in tax consequences to shareholders.

22.	Comment: In separate correspondence, please advise if a Fund anticipates any large shareholders and the relationship or affiliations of such shareholders with the Funds or the Advisers.

Response: The Fund does not currently anticipate any large shareholders or any relationships or affiliations of such shareholders to be involved with the Funds or the Advisers.

23.	Comment: With respect to ETF Risk, in correspondence, supplementally provide the staff information about Fund discussions with authorized participants (“APs”), including the number of APs that have expressed legitimate interest in acting as an AP for the Funds and identify them.

Response: The Adviser has engaged in discussions with certain potential authorized participants regarding their interests in facilitating primary market activity for the Funds.

24.	Comment: In correspondence, please describe any discussions the Fund has had with APs and market makers regarding their ability to arbitrage the Funds’ holdings in a manner to keep the Funds’ market prices in line with NAV. Please also discuss any instruments APs anticipate using to arbitrage and whether there will be any impact due to an APs inability to custody physical bitcoin.

Response: The Registrant believes that established APs, including the APs with which the Fund is currently having discussions, have established track records of serving as market makers for ETFs that invest in commodity interests. There are many other 1940 Act registered ETFs that pursue investment strategies involving managed futures or tracking a commodities futures index. In each case, to our knowledge, APs have been able to successfully act as market makers so as to cause the standard arbitrage mechanism to keep such fund’s market price relatively close to such fund’s NAV, even in those circumstances where the AP cannot (either because of regulatory concerns or implacability) hold the commodity underlying the applicable futures contract (e.g., crude oil). The Fund expects that the market price/NAV relationship would act substantially in the same way as other futures strategy ETFs. The Registrant believes that APs would generally arbitrage the Fund’s holdings through the use of futures, rather than “physical” bitcoin. As a result, the Fund does not anticipate that APs will be affected by certain brokers’ inability to custody physical bitcoin.

25.	Comment: In correspondence, explain whether there are any unique considerations or rules from the exchange on which Funds plan to list that would impact a Fund’s ability to pursue its investment strategy, interact with APs or impact Fund operations.

Response: The Registrant does not currently expect that there will be any unique considerations or rules specific to the exchange on which the Funds plan to list that will impact each Fund’s ability to pursue its investment strategies, impact authorized participants, or otherwise impact the Funds’ operations.

26.	Comment: Expand disclosure in Item 9 to describe in more detail the separation of the roles and responsibilities among the Adviser and both Sub-Advisers and the overall investment selection and due diligence processes in managing the Funds. In addition, this disclosure should include: (i) how the Sub-Advisers collaborate on allocation and weighting of assets among the different portfolio components, (ii) whether the Adviser has the authority to override the trading recommendations of the Sub-Advisers, (iii) how the Sub-Advisers manage their quantitative investment selection and risk management processes and (iv) initial and ongoing due diligence monitoring processes by the Sub-Advisers.

Response: The Registrant has added the following disclosure under a new “Investment Process” subsection of the “Additional Information About the Fund’s Investment Objective and Strategies” section of each Prospectus:

ARK 21Shares Active Bitcoin Futures Strategy ETF and ARK 21Shares Active On-Chain Bitcoin Strategy ETF:

Investment Process:

EA Advisers serves as investment adviser, 21Shares serves as sub-adviser and ARK serves as sub-subadviser to the Fund. 21Shares, in its capacity as the Fund’s sub-adviser, has discretionary responsibility to select the Fund’s investments in accordance with the Fund’s investment objectives, policies and restrictions, subject to the overall supervision and oversight of the Adviser and the Board. As sub-adviser, 21Shares provides trade recommendations to the Adviser and, in turn, the Adviser is responsible for selecting brokers and placing the Fund’s trades. The Adviser has the authority to override 21Shares’ trade recommendations but does not intend to do so unless such recommendations are inconsistent with the Fund’s investment objectives and strategies or otherwise is inconsistent with applicable law.

ARK, as sub-subadviser, provides non-discretionary advice to 21Shares related to the spot bitcoin market. 21Shares may, in its sole discretion, consider the advice provided by ARK when making investment decisions for the Fund to the extent 21Shares deems necessary. 21Shares and ARK may use quantitative analyses with respect to the Fund. 21Shares evaluates investor sentiment, market conditions, risks, and other factors using third-party data and internally-generated analyses when making investment decisions.

ARK 21Shares Digital Asset and Blockchain Strategy ETF:

EA Advisers serves as investment adviser, 21Shares serves as sub-adviser and ARK serves as sub-subadviser to the Fund. 21Shares, in its capacity as the Fund’s sub-adviser, has discretionary responsibility to select the Fund’s investments in accordance with the Fund’s investment objectives, policies and restrictions, subject to the overall supervision and oversight of the Adviser and the Board. As sub-adviser, 21Shares provides trade recommendations to the Adviser and, in turn, the Adviser is responsible for selecting brokers and placing the Fund’s trades. The Adviser has the authority to override 21Shares’ trade recommendations but does not intend to do so unless such recommendations are inconsistent with the Fund’s investment objectives and strategies or otherwise is inconsistent with applicable law.

ARK, as sub-subadviser, provides non-discretionary advice to 21Shares related to the spot bitcoin market and equity markets. 21Shares may, in its sole discretion, consider the advice provided by ARK when making investment decisions for the Fund to the extent 21Shares deems necessary. 21Shares and ARK may use quantitative analyses with respect to the Fund. 21Shares evaluates investor sentiment, market conditions, risks, and other factors using third-party data and internally-generated analyses when making investment decisions. 21Shares will select investments for the Fund that represent 21 Shares’ highest-conviction investment ideas by utilizing both qualitative and quantitative measures to determine the percentage of the Fund’s assets that will be allocated to provide exposure to Bitcoin Futures (i.e., through investment in the Underlying ETF or through a subsidiary) (“Bitcoin Futures Exposure”).

27.	Comment: Please revise disclosures throughout to not refer to the markets on which bitcoin trade as “exchanges.” But rather as crypto asset trading platforms or similar term.

Response: The Registrant has updated the disclosure throughout to replace the word “exchange” when referring to a market on which bitcoin trades with “digital asset trading venue.”

28.	Comment: In the Code of Ethics description in the Statement of Additional Information, please include in the disclosure how bitcoin and bitcoin futures apply under the Code and whether pre-clearance is required.

Response: The Registrant has updated the disclosure as requested.

29.	Comment: On page 35 of the SAI, under Acceptance of Orders for Creation Units, please delete “absolute” in the first sentence of paragraph. Please also delete (iv) and (vi) from this section.

Response: The Registrant has updated the disclosure as requested.

30.	Comment: In the discussion of Market and Volatility Risk in the Bitcoin and Bitcoin Network Risk section, please disclose that the value of bitcoin has been and may continue to be substantially dependent on speculation such that trading and investing in crypto assets generally may not be based on fundamental analysis.

Response: The disclosure has been updated as requested.

31.	Comment: In the discussion of What is Bitcoin in the Principal Investment Strategies section, please clarify that the open-source, decentralized, peer-to-peer computer network on which bitcoin is issued and transferred is also referred to as the Bitcoin blockchain.

Response: The disclosure has been updated as requested.

ARK 21Shares Active Bitcoin Futures ETF

1.	Comment: Please revise the name of the Fund to include the word “Strategy” in addition to bitcoin futures.

Response: The Fund’s name has been updated to include the word “Strategy.”

2.	Comment: With respect to the Fee Table, please confirm in correspondence that Acquired Fund Fees and Expenses will represent less than one basis point or that the Adviser will pay the Acquired Fund Fees and Expenses.

Response: The Registrant hereby confirms that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses.

3.	Comment: Please add to the Principal Risk section a discussion of risks related to concentrating more than 25% of the Fund’s total assets in bitcoin or bitcoin futures.

Response: The Registrant has added Concentration Risk to each Fund’s Principal Risk section and Item 9 disclosure.

4.	Comment: In correspondence, please explain how investments in other investment companies is deemed a principal risk of the Fund in light of its principal investment strategies.

Response: The Investment in Other Investment Companies Risks disclosure has been removed from the Principal Risks section and Item 9 disclosures.

ARK 21Shares Active On-Chain Bitcoin Strategy ETF

1.	Comment: In the Principal Investment Strategies section, please elaborate in the disclosure on what the term “on chain” is intended to mean in relation to the Fund’s objective of allocating assets dynamically between bitcoin futures and cash.

Response: The following disclosure has been added the Fund’s Principal Investment Strategies section:

It is possible, however, for bitcoin transactions to occur “off‑chain” as well. Data for off‑chain transactions is generally not publicly available. In contrast, on‑chain digital asset transactions are publicly recorded on the blockchain. Off‑chain transactions are subject to risks because any such transfer of bitcoin ownership is neither protected by the protocol behind the Bitcoin network nor recorded in and validated through the blockchain mechanism.

2.	Please confirm in disclosure that Fund shares will not be transacted on the blockchain.

Response: The Registrant hereby confirms that each Fund’s shares will not be transacted on the blockchain.

3.	Comment: To the extent “on chain” in the Fund’s name is a reference to the blockchain, the Fund is subject to Rule 35d-1 and must include an 80% investment policy or alternatively please revise the Fund’s name to remove “on chain” to avoid the application of Rule 35d-1.

Response: The Registrant acknowledges the comment and notes that the term “on-chain” does not refer to the blockchain but rather refers to the data stored on the blockchain, which is used by the Fund’s investment team to make investment decisions. As noted in the registration statement, the Fund’s proprietary trend indicator (the “Model”) draws from, among other things, on-chain data in order to generate trading signals. The trading signals from the Model are then used by the Fund’s sub-adviser to formulate the Fund’s allocation strategy. Accordingly, the Registrant does not believe that the use of the term “on-chain” in the Fund’s name requires the Fund to adopt an 80% investment policy pursuant to the Names Rule.

The Registrant notes that under its current form, the Names Rule requires that a fund with a name that suggests investment in a particular type of investment, industry, country or geographic region adopt a policy to invest, under normal circumstances, at least 80% of its assets in such type of investment, industry, country or geographic region. Under the recently adopted amendments to the Names Rule, the rule will require a fund with a term in its name suggesting that the fund focuses its investments in: a particular type of investment or investments; a particular industry or group of industries; particular countries or geographic regions; or investments that have, or whose issuers have, particular characteristics (e.g., a name with terms such as “growth” or “value,” or terms indicating that the fund’s investment decisions incorporate one or more environmental, social, or governance factors).

In its current form and as amended, the Names Rule does not require a fund to adopt an 80% investment policy with respect to a term that suggests a portfolio-wide result or a particular investment technique. The Staff noted in the adopting release for the amendments to the Names Rule (“Adopting Release”),1 that a fund’s name that “communicates information to investors about the overall characteristics of the fund’s portfolio, rather than particular investments in the portfolio … will not necessitate an 80% investment policy under the amended rule.” The Staff further stated in the Adopting Release that the Names Rule does not apply to a fund name that does not communicate to investors the particular characteristics of investments that will make up the fund’s portfolio. Moreover, the Staff noted that terms in a fund’s name that reference a particular investment technique or asset allocation determinations that evolve over time would not require the fund to adopt an 80% investment policy under the Names Rule.

The Registrant believes that the term “on-chain” in the Fund’s name does not identify a particular type of investment, industry or investment focus, but rather refers to part of the Fund’s investment technique to incorporate a sub-set of data that exists on the blockchain (also referred to as “on-chain data”). On-chain data refers to the information that is stored directly on the blockchain. It provides a transparent and immutable record of all transactions on a blockchain. Analyzing on-chain data can provide insights into various aspects of a digital asset, such as its adoption, usage, and overall health, which can help investors and researchers make informed decisions, understand market dynamics, and gauge the overall state of a crypto ecosystem.

As noted in the registration statement, the Model applies a combination of proprietary and publicly available metrics, including on-chain data, in order to generate trading signals. The trading signals are then evaluated by the investment team, which exercises judgment in determining whether and how to change the Fund’s investment allocations based on the Model’s output. The term “on-chain” therefore relates to the Fund’s investment technique and component of the Model that enables the Fund to determine its allocation strategy. Accordingly, the Registrant does not believe that the Fund’s name requires the Fund to adopt an 80% investment policy under the Names Rule in its current form or as amended.

[1]	Investment Company Names, SEC Rel. No. IC-35000 (Sept. 20, 2023).

4.	In the Principal Investment Strategies section, in the second sentence of the third paragraph, please remove the reference to investments in other investment companies that can provide bitcoin exposure or if retained, please clarify throughout the prospectus that investments in any such funds will be limited only to investment companies regulated under the Investment Company Act of 1940, operating companies with securities regulated under the Securities Exchange Act of 1934 and publicly traded.

Response: The Registrant hereby confirms that investments in other investment companies will be limited to investment companies regulated under the 1940 Act, operating companies with securities regulated under the Securities Exchange Act of 1934 and publicly traded. The Registrant has qualified the applicable disclosures accordingly.

5.	In the Principal Investment Strategies section, the second sentence of the fifth paragraph provides that the Fund “may invest up to 75% of its net assets in cash and cash equivalents during bearish conditions”. In correspondence, please describe how that level of investment exposure would be consistent with investor expectations for a fund with “bitcoin strategy” in its name.

Response: We believe that the use of the word “Strategy” in the Fund’s name together with the disclosure in the prospectus appropriately describe the exposure of the Fund and that the Fund’s name is not misleading.

6.	Comment: The Principal Investment Strategies section makes reference to “on-chain data” in the seventh paragraph. Please include in disclosure more details and examples of on-chain data and metrics used in the model and explain how on-chain and historical price data are integrated into the model to produce its signal and what public sources of metrics are drawn upon.

Response: The following disclosure has been added the Fund’s Principal Investment Strategies section:

Many bitcoin transactions happen “on‑chain,” with the transaction broadcast to the Bitcoin network and recorded in the blockchain. “On-chain” data includes the information of all transactions carried out on a blockchain network and offers greater security and transparency because the data is verified and recorded on a public ledger system that cannot be changed. On-chain data includes transaction data (e.g., sending and receiving address, transferred amount, remaining value for a certain address), block data (e.g., timestamps, miner fees, rewards) and smart contract code (i.e., codified business logic on a blockchain network). The transparent and secure information of on-chain data allows users to access accurate and reliable market information, track real-time market activity, forecast market situations and make reasonable investment decisions.

7.	Comment: In the Principal Investment Strategies section, under “What are Bitcoin Futures” the disclosure provides that “Neither the Fund nor Underlying ETF invest directly in bitcoin or other digital assets, or maintain direct exposure to “spot” bitcoin. Investors seeking direct exposure to the price of bitcoin should consider an investment other than the Fund.” Please clarify what indirect exposures the Fund may have to bitcoin and digital assets and the nature of such exposures.

Response: The following disclosure has been added at the end of the applicable provision cited above in bold-face type:

The Fund may, however, have indirect exposure to bitcoin by virtue of its investments in bitcoin futures contracts or investment companies that hold such contracts.

8.	Comment: In the Risk Factors section, please add disclosure of potential risks related to using a model for trade signals, including those risks that could impact the signals.

Response: The Registrant respectfully notes that this disclosure is located in the Quantitative Investment Selection & Model Risk disclosure. Accordingly, the Registrant does not believe that any disclosure updates are necessary.

9.	Comment: In correspondence, please explain how the Fund under normal conditions will invest more than 25% of its total assets in investments that provide exposures to bitcoin or bitcoin futures and provide examples of what investments outside the subsidiary may include.

Response: The Fund may not invest more than 25% of its assets in the stocks of a single industry or group of industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or Bitcoin Futures. In addition, the Prospectus provides that the Fund may also invest in other investment companies that are regulated under the 1940 Act, operating companies or such investment companies that are publicly traded, which 21Shares believes can provide bitcoin exposure. In addition, under normal conditions, the Fund will allocate its remaining net assets to cash and cash equivalents, primarily U.S. government securities.

ARK 21Shares Digital Asset and Blockchain Strategy ETF

1.	Comment: In the Principal Investment Strategies section, with regard to the Fund’s 80% policy, please revise the disclosure to state that the Fund seeks to invest “under normal circumstances at least” 80% of net assets “plus any borrowings for investment purposes” in investments ….

Response: The Registrant has updated the disclosure accordingly.

2.	Comment: In the Principal Investment Strategies section and Item 9, please add a more detailed description of “blockchain, digital asset, technology and financial technology industry.” Additionally, what type of firms are in that industry and please also clarify if this is a single industry or group of industries for purposes of the Fund’s 80% investment policy.

Response: The disclosure has been revised and this comment is no longer applicable.

3.	Comment: In the Principal Investment Strategies section, please revise the strategy description and related risks to address the types of investments the Fund will make and the analyses and techniques the Sub-Advisers will use to make investment decisions and construct a portfolio.

Response: The Registrant has updated the Principal Investment Strategies section as described herein, which the Registrant believes are also responsive to this comment.

4.	Comment: Further revise the 80% policy to state that the Fund seeks to invest in investments that provide exposure to bitcoin and companies engaged in blockchain, etc. As currently drafted the broad description of the “blockchain, digital assets, technology and fintech industry” as a single industry is overly broad and not sufficiently tied economically to digital assets and blockchain suggested by the Fund’s proposed name. Please revise and narrow the description of this industry to describe an investment universe that is sufficiently connected to companies with material exposure or involvement with digital assets and bitcoin related technologies.

Response: The Fund’s name has been revised to “ARK 21Shares Blockchain and Digital Economy Innovation ETF.” The disclosure has been revised to describe an investment universe that is sufficiently connected to companies with material exposure or involvement with the blockchain industry and/or the digital economy as provided in Exhibit A.

5.	Comment: Please clarify in the disclosure which Sub-Adviser has primary responsibility and final authority on the selection of particular investments.

Response: The disclosure has been revised as follows:

The Fund’s sub-adviser, 21Shares US LLC (“21Shares”) will select investments for the Fund that represent 21Shares’ highest-conviction investment ideas by utilizing both qualitative and quantitative measures to determine the percentage of the Fund’s assets that will be allocated to provide exposure to Bitcoin Futures (i.e., through investment in the Underlying ETF or through a subsidiary) (“Bitcoin Futures Exposure”). ARK Investment Management LLC (“ARK”) serves as sub-subadviser to the Fund and provides non-discretionary advice to 21Shares related to the spot bitcoin market and equity markets. 21Shares may, in its sole discretion, consider the advice provided by ARK when making investment decisions for the Fund to the extent 21Shares deems necessary.

6.	Comment: In the Principal Investment Strategies section, the first sentence of the fourth paragraph states that the investment team form a view of “relative attractiveness” of each asset type in which the Fund invests. Please explain further in the disclosure the basis upon which the investment team forms its views on the relative attractiveness of each asset type.

Response: The following disclosure has been added to the Principal Investment Strategies section:

The Fund’s Sub-Adviser focuses primarily on the attractiveness of specific asset types. It is normally as a result of individual security selection decisions that the Fund may hold a larger percentage of investments focused on a particular asset type. As the Sub-adviser’s view of the relative attractiveness of individual securities changes over time, the Fund’s weighting in particular asset types would change over time.

7.	Comment: In correspondence, please provide examples of specific companies that the Sub-Adviser would consider to be a digital asset company.

Response: The Sub-Adviser would consider Coinbase Global Inc, Block Inc, Robinhood Markets Inc, and Galaxy Digital Holdings Ltd to be digital asset companies

8.	Comment: In the Principal Investment Strategies section, the penultimate sentence states that the Fund may invest in companies “for which digital asset-specific activities represent a relatively small portion of revenues.” In disclosure, please further quantify what is meant by a “relatively small portion of revenues” and in correspondence explain why it is appropriate to include a company with minimal revenues attributable to digital asset activities in this Fund.

Response: The disclosure has been revised and this comment is no longer applicable.

9.	Comment: Please advise in correspondence if the Fund anticipates engaging in securities lending and if so, please add disclosure of any material terms of any such arrangement.

Response: The Fund does anticipate engaging in securities lending.

10.	Comment: In correspondence, please confirm whether shorting will be a principal component of the investment strategy and if so, confirm that expenses associated with short selling will be included in the fee table and appropriate risk disclosure will be added.

Response: The Registrant does not expect that shorting will be a principal component of the investment strategy.

11.	In the Principal Investment Strategies section, under “What are Bitcoin Futures” the disclosure provides that “Neither the Fund nor Underlying ETF invest directly in bitcoin or other digital assets, or maintain direct exposure to “spot” bitcoin. Investors seeking direct exposure to the price of bitcoin should consider an investment other than the Fund.” Please clarify what indirect exposures the Fund may have to bitcoin and digital assets and the nature of such exposures.

Response: The following disclosure has been added at the end of the applicable provision cited above in bold-face type:

The Fund may, however, have indirect exposure to bitcoin by virtue of its investments in bitcoin futures contracts or investment companies that hold such contracts.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

EXHIBIT A

The Fund is an actively managed exchange-traded fund. Under normal conditions, the Fund seeks to invest 80% of its net assets (plus any borrowings for investment purposes) in investments that provide exposure to the blockchain and in securities issued by companies principally engaged in the blockchain industry and/or digital economy (the “80% Policy”). The Fund’s Bitcoin Futures Exposure (defined below) is included for purposes of the Fund’s 80% Policy, as well as, the Fund’s investment in U.S.- and foreign-listed equity securities of issuers in the blockchain industry and/or involved in the digital economy. The “digital economy” generally refers to economic activity conducted via the internet and through the use of digital intermediaries. Companies in the blockchain industry and/or involved in the digital economy include, but are not limited to, companies involved in the facilitation, trading, exchange, infrastructure, or custody of digital assets, digital asset transactions, and related services incidental or necessary for the functioning of a digital asset protocol or network.

The Fund may invest in the ARK 21Shares Active Bitcoin Futures ETF (the “Underlying ETF”), which is managed by the same investment team as the Fund. The Fund may also invest in Bitcoin Futures (defined below) through a subsidiary. Through a subsidiary, each of the Fund and Underlying ETF may invest in standardized, exchange-traded bitcoin futures contracts that are cash settled in U.S. dollars and are traded on, or subject to the rules of, commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”), such as the Chicago Mercantile Exchange (the “CME”) (“Bitcoin Futures”). Neither the Fund nor Underlying ETF invest directly in bitcoin or other digital assets, or maintain direct exposure to “spot” bitcoin. The Fund may, however, have indirect exposure to bitcoin by virtue of its investments in bitcoin futures contracts or investment companies that hold such contracts.

The Fund’s sub-adviser, 21Shares US LLC (“21Shares”) will select investments for the Fund that represent 21Shares’ highest-conviction investment ideas by utilizing both qualitative and quantitative measures to determine the percentage of the Fund’s assets that will be allocated to provide exposure to Bitcoin Futures (i.e., through investment in the Underlying ETF or through a subsidiary) (“Bitcoin Futures Exposure”). ARK Investment Management LLC (“ARK”) serves as sub-subadviser to the Fund and provides non-discretionary advice to 21Shares related to the spot bitcoin market and equity markets. 21Shares may, in its sole discretion, consider the advice provided by ARK when making investment decisions for the Fund to the extent 21Shares deems necessary.

For purposes of the Fund’s 80% Policy, companies that derive at least 50% of their revenues, operating income, assets or profits from one or more of the following activities are considered to be principally engaged in the blockchain industry and/or the digital economy:

●	development of blockchain or digital economy-related businesses, products, or platforms;

●	development of technologies expected to enable digital economy innovation;

●	operation of digital payment gateways or facilitation of peer-to-peer payments, digital banking and lending, and E-commerce;

●	operation of online brokerage or trading platforms;

●	digital market making; or

●	manufacturing semi-conductors.

The Fund may also invest in investment-grade fixed-income securities of any duration issued by U.S. and foreign issuers in the blockchain industry and involved in the digital economy for purposes of the Fund’s 80% Policy. The Fund may invest in equity securities of companies of any capitalization, although the Fund will generally invest in equity securities of companies that are relatively early in their life cycles. The Fund may invest in fixed income and equity securities of emerging market issuers. The Fund may also invest up to 20% of its assets in cash or cash equivalents such as U.S. Treasuries. The Fund may also invest in real estate investment trusts (“REITs”) and securities of companies not included in the Fund’s 80% Policy.

The Fund’s Bitcoin Futures Exposure and allocation to other assets is driven by the investment team’s views on the relative attractiveness of each asset type in which the Fund may invest. The Fund’s Sub-adviser focuses primarily on the attractiveness of specific asset types. It is normally as a result of individual security selection decisions that the Fund may hold a larger percentage of investments focused on a particular asset type. As the Sub-adviser’s view of the relative attractiveness of individual securities changes over time, the Fund’s weighting in particular asset types would change over time. For example, 50% of the Fund’s assets allocated to Bitcoin Futures Exposure and 50% allocated other assets in which the Fund may invest would be a neutral allocation. The Fund may have up to an 80% allocation to Bitcoin Futures Exposure or up to an 80% allocation to other assets.

The Fund is classified as a non-diversified fund, which means that the Fund may invest a greater percentage of its assets in investments backed by a particular issuer, or in the case of Bitcoin Futures contracts, in contracts with a single counterparty or a few counterparties.